United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2016

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from                                to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi U.S. Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi U.S. Group

Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2016 and 2015

With Report of Independent Registered Public

Accounting Firm

Sanofi U.S. Group Savings Plan

*   Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Sanofi U.S. Group Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanofi U.S. Group Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Sanofi U.S. Group Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 27, 2017

Sanofi U.S. Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
ASSETS
Investments
Plan interest in the Sanofi U.S. Group Savings
Master Trust (Note 3)	$5,337,778,669	$4,905,263,346
Sanofi contingent value rights at fair value	89,927	29,460

Total investments	5,337,868,596	4,905,292,806

Receivables
Contributions receivable from participating employees	5,986,700	5,981,615
Contributions receivable from employer	15,798,250	17,059,686
Other receivable	129,084	88,820
Notes receivable from participants	62,467,672	56,942,085

Total receivables	84,381,706	80,072,206

Total Assets	5,422,250,302	4,985,365,012

LIABILITIES
Accrued administrative expenses	157,901	132,139

Net assets available for benefits	$5,422,092,401	$4,985,232,873

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015

	2016	2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$195,593,226	$192,652,794
Employer	177,402,893	177,709,719
Rollover	27,300,541	23,688,425
Investment income:
Net investment income (loss) allocated from Master Trust	394,714,288	(3,696,129)
Net appreciation (depreciation) in fair value of investments	65,410	(188,570)
Miscellaneous income	52,613	11,087
Interest on notes receivable from participants	2,529,136	2,332,918

Total additions	797,658,107	392,510,244

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	359,277,369	326,779,411
Fees and administrative expenses	1,521,210	1,423,881

Total deductions	360,798,579	328,203,292

Increase in net assets available for benefits	436,859,528	64,306,952

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,985,232,873	4,920,925,921

End of year	$5,422,092,401	$4,985,232,873

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

1.              Description of the Plan

The following description of the Sanofi U.S. Group Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description — The Plan is a defined contribution plan that covers substantially all employees of Sanofi U.S. Inc. and Sanofi U.S. LLC, (the “Company”), as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust — Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the sanofi-aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plan within the employer’s parent company.  The investments included within the Master Trust consist of equities, fixed income, mutual funds, common collective trusts, synthetic investment contracts, separate account guaranteed investment contracts, and guaranteed investment contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains a beneficial interest in such assets.  The portion of assets, net earnings, gains and/or losses, and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper — T. Rowe Price Trust Company is the Plan’s trustee (the “Trustee”).  The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan operations.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration — The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the sanofi-aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Employee Contributions — The Plan has an auto-enrollment feature whereby a participant is automatically enrolled in the Plan to make pre-tax contributions at 6% of eligible compensation unless the participant affirmatively opts out within a 30-day period from their date of hire.  In addition, the Plan adopted an automatic election escalator feature whereby participants who were automatically enrolled will have their deferral rate increased each year by 1% until their deferral rate reaches 10%, unless the participant elects out of this treatment as prescribed by the Plan document.  Eligible participants are allowed to contribute up to 75% of their eligible compensation as either pre-tax contributions, Roth contributions, or any combination of pre-tax and Roth contributions, and up to 10% in non-Roth after-tax contributions.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.  IRC limitations for pre-tax and Roth contributions was $18,000 for 2016 and 2015.  Employees 50 years old or older may make an additional catch-up contribution of up to $6,000 for 2016 and 2015.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions — The Company matching contribution is 150% of the pre-tax and/or Roth contributions for all participants, up to 6% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participants’ contributions, Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon enrollment into the Plan a participant may direct employee contributions into any of the Plan’s investment options.  Participants may change their investment options at any time.  If a participant does not make investment elections then their contributions are defaulted to the age-appropriate target date fund within the year the participant would reach age 65.  Company contributions are allocated in the same manner as that of the participant’s elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account. Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after two years of service.  Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Notes Receivable from Participants — Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company.  Currently, interest rates associated with participant loans range from 3.25% to 10.50%.  Principal and interest are paid ratably though payroll deductions generally over a term of up to five years.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time.

Payment of Benefits — Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their vested account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Forfeitures — Forfeited non-vested accounts may be used to pay administrative expenses and/or off-set the amount of employer contributions which are to be paid to the Plan. At December 31, 2016 and 2015, non-vested forfeited account balances totaled approximately $1,945,518 and $1,267,441, respectively.  During the years ended December 31, 2016 and 2015, forfeited amounts of $84,149 and $5,745, respectively, were used to off-set employer matching contributions.  During 2017, forfeitures of $3,371,736 were used to off-set the 2016 employer true up matching contribution to the Plan and during 2016, forfeitures of $2,102,653 were used to off-set the 2015 employer true up matching contribution to the Plan.

Revenue Sharing — The Plan has entered into a revenue sharing agreement with T. Rowe Price Retirement Plan Services, Inc. (“TRP”).  Under the terms of the agreement TRP will provide the Plan with a fixed annual administrative budget amount that will be increased each year by a comparable amount of loan initiation fees TRP has estimated to receive for that year.  The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan Sponsor.  If in any year the administrative budget exceeds the sum of Plan expenses paid during that year the excess shall be allocated to participant accounts as specified by the Plan documents.  For the plan years 2016 and 2015, TRP contributed $530,268 and $374,416, respectively, to the Plan’s administrative budget account.  For 2016 and 2015, the Plan used $197,785 and $170,150, respectively, of the administrative budget to off-set Plan expenses.  In addition, during 2016 and 2015, amounts totaling $147,984 and $210,064, respectively, were allocated to participant accounts.  As of December 31, 2016 and 2015, the balances of the administrative budget accounts were $369,352 and $206,456, respectively.  Included within the year end balances are revenue sharing contribution receivables of $129,084 and $86,961, respectively, and amounts payable from administrative budget account of $109,972 and $87,885, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation — For investment and administrative purposes, except for the investment in Sanofi contingent value rights, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value, except for fully benefit-responsive investment contracts (“FBRICs”) which are reported at contract value, and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

The Stable Value Fund is a FBRIC and is therefore measured at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments — Benefits are recorded when paid.

Fees and Administrative Expenses — All external third-party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties — The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets available for Benefits.

New Accounting Pronouncements — In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2017-06, Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”).  ASU 2017-06 provides guidance in order to clarify the presentation requirements for an employee benefit plan’s interest in a master trust. This guidance also requires more detailed disclosures of an employee benefit plan’s interest in the master trust. Entities should apply these amendments retrospectively to each period for which financial statements are presented. This guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management is evaluating the impact that this guidance will have on the Plan’s financial statements.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Plan management adopted ASU 2015-07 in the 2015 financial statements and they do not believe the adoption of the provision had a material impact on the financial statements.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

In July 2015, the FASB issue ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (“ASU 2015-12”).  ASU 2015-12 contains three parts intended to simplify employee benefit plan reporting with respect to the following:

•                  Part I designates contract value as the only required measure for fully benefit-responsive investment contracts, which maintains the relevant information while reducing the cost and complexity of reporting for FBRIC’s.  The amendments in Part I of ASU 2015-12 apply only to defined contribution pension and health and welfare plans that have a direct interest in a FBRIC.

•                  Part II simplifies the investment disclosures for all types of employee benefit plans.

•                  Part III provides for a measurement date practical expedient for plans with a fiscal year-end that does not coincide with a month end.  The amendments in Part III apply to all types of employee benefit plans.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015.  Early adoption is permitted and plans can early adopt any of the three parts without early adopting the other parts.  When a part is adopted, it must be adopted in its entirety.  Plan management adopted parts I and II of ASU 2015-12 in the 2015 financial statements and they do not believe the adoption of the provision had a material impact on the financial statements.

3.              Investment in Plan Master Trust

At December 31, 2016, the Master Trust comprises the investment assets of the Plan and the Sanofi Puerto Rico Group Savings Plan.  Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2016 and 2015, the Plan’s interest in the Master Trust was approximately 99% of the total trust.

The following table presents the net assets available for benefits of the Master Trust as of December 31, 2016 and 2015.  Receivables and payables associated with the investment fund are not material to the net assets of the Master Trust and are included within the total investment balance.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

	2016	2015
Investments at fair value
Mutual funds	$—	$2,069,958
Self-directed brokerage accounts	96,813,434	96,356,043
Common collective trust funds	4,212,964,260	3,845,100,680
Separately managed accounts:
U.S. and International equities	166,709,022	155,020,550
Fixed income securities	130,584,957	137,696,646
Company stock	98,505,387	106,645,039
Common collective trust funds	115,104,675	99,586,485

Total investments at fair value	4,820,681,735	4,442,475,401

Investments at contract value
Stable value fund	542,196,855	488,604,481

Net Assets of the Master Trust	$5,362,878,590	$4,931,079,882

Plan’s Interest in Master Trust	$5,337,778,669	$4,905,263,346

The following are the changes in net assets available for benefits of the Master Trust for the year ended December 31, 2016 and 2015.

	2016	2015
Net (Depreciation)/Appreciation in the value of investments	$375,032,799	$(18,440,033)
Dividends	3,360,188	3,109,119
Interest	11,502,835	11,035,379
Net investment (loss)/ income	389,895,822	(4,295,535)

Net transfers	41,902,886	61,679,227

Increase in Net Assets	431,798,708	57,383,692

Net Assets:
Beginning of Year	4,931,079,882	4,873,696,190
End of Year	$5,362,878,590	$4,931,079,882

Investment Valuation and Income Recognition — The investments of the Master Trust are reported at fair value, except for the Stable Value Fund which is a FBRIC and is required to be reported at contract value.  Purchases and sales of investments within the Master Trust are recorded on the trade-date basis (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Fair Value Measurements  The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•                 Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.  Except as disclosed in Note 4, all of the Plan’s assets are invested in the Master Trust.

Mutual Funds — Mutual funds are valued at the published net asset value of the shares as reported in the active market in which the securities are traded.  They are classified within Level 1 of the valuation hierarchy.

Self-Directed Brokerage Accounts — These accounts consist of over-the-counter publicly traded mutual funds that are valued using quoted market prices of the underlying investments as reported in the active market in which the mutual funds are traded.  They are classified within Level 1 of the valuation hierarchy.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Common Collective Trust Funds — These investments are public investment vehicles consisting of target date funds and index funds.  Units held in common collective trust funds are valued at the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10.

Separately Managed Accounts — These investments are individually managed investment accounts that are managed by various investment advisors.  The underlying investments of the accounts include domestic and international equities including Company stock, corporate and governmental fixed income securities, common collective trusts, mutual funds, and short-term investments.  The units held of separately managed accounts are valued at the NAV, as a practical expedient, as determined by the issuers based on the current fair values of the underlying assets of the separately managed accounts, including any receivables or payables applicable to the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2016 and 2015:

	2016
	Level 1	Level 2	Level 3	Total

Participant-directed brokerage accounts	$96,813,434	$—	$—	$96,813,434

Total investments in the fair value hierarchy	$96,813,434	$—	$—

Investments measured at net asset value (a)				4,723,868,301

Total investments measured at fair value				$4,820,681,735

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

	2015
	Level 1	Level 2	Level 3	Total

Mutual fund	$2,069,958	$—	$—	$2,069,958
Participant-directed brokerage accounts	96,356,043	—	—	96,356,043

Total investments in the fair value hierarchy	$98,426,001	$—	$—	98,426,001

Investments measured at net asset value (a)				4,344,049,400

Total investments measured at fair value				$4,442,475,401

(a)              In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the net assets available for benefits of the Master Trust.

Investments Measured at NAV —The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015. There are no participating redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

December 31, 2016	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$2,991,313	—	Daily	None
Sanofi U.S. Active Bond Fund (a)	130,584,957	—	Daily	None
Blackrock U.S. Debt Index (b)	81,900,911	—	Daily	None
Sanofi International Stock Index (b)	67,903,240	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	185,915,717	—	Daily	None
Sanofi U.S. Stock Index (b)	325,139,104	—	Daily	None
Sanofi-Aventis International Core Fund (a)	95,897,980	—	Daily	None
TRP Retirement Date Trusts (c)	3,735,029,692	—	Daily	90 days
Sanofi-US ADR Fund (a)	98,505,387	—	Daily	None

Total Investments Measured at NAV	$4,723,868,301

December 31, 2015	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi U.S. Active Bond Fund (a)	$137,696,646	—	Daily	None
Blackrock U.S. Debt Index (b)	62,888,433	—	Daily	None
Sanofi International Stock Index (b)	68,552,629	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	160,459,635	—	Daily	None
Sanofi U.S. Stock Index (b)	281,358,230	—	Daily	None
Sanofi-Aventis International Core Fund (a)	94,147,401	—	Daily	None
TRP Retirement Date Trusts (c)	3,432,301,387	—	Daily	90 days
Sanofi-US ADR Fund (a)	106,645,039	—	Daily	None

Total Investments Measured at NAV	$4,344,049,400

(a)         This category includes separately managed accounts that are managed by investment advisors as described above and depending on the fund include equities, fixed income, common collective trust funds, and mutual funds as underlying securities owned by the Master Trust.

(b)         This category includes investments in common collective trust funds as described above.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

(c)          This category includes investments in a blend of diversified common collective trust funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Fully Benefit-Responsive Investment Contracts (“FBRIC”) — The Master Trust entered into fully benefit-responsive investment contracts in the Stable Value Fund that invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.  These contracts meet the fully benefit-responsive contract criteria and therefore are reported at contract value.  Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were initiate permitted transactions under the terms of the Plan.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  Contract value represents contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in traditional guaranteed investment contracts (“GICs”), synthetic investment contracts (“SICs”) and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer.  For investments in synthetic GICs, the Master Trust owns the underlying investments, whereas for investments in the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account.  Synthetic and separate account GICs are generally backed by fixed income assets.  The underlying investments wrapped within the SICs and separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, and cash equivalents.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the Stable Value Fund included within the Master Trust.  The synthetic and separate account GICS are wrapped by the financially responsible insurance company.

The issuers of the GICs, SICs, and separate account GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The crediting rates for SICs and separate account GICs are periodically reset during the year and are based on the performance of the contract’s underlying assets.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The average crediting rate for the investment contracts was 2.22% and 2.28% for 2016 and 2015, respectively.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

Certain events could limit the ability of the Master Trust to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire interest in the fund.

The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust for the FBRIC at December 31, 2016 and 2015:

	2016	2015
Stable value fund
Money market fund	$38,387,925	$54,485,788
Synthetic investment contracts	410,326,168	342,938,777
Separate account contracts	93,482,762	91,179,916
End of Year	$542,196,855	$488,604,481

4.              Plan Investments

As a result of plan mergers in 2012, the following fund still remained as an investment at the Plan level outside the Master Trust as of December 31, 2016.

Contingent Value Rights (“CVR”) - Effective April 8, 2011, as a result of the Company’s acquisition of Genzyme, Genzyme Common Stock no longer existed and was eliminated from Genzyme 401(k) Plan as an investment option. The Company purchased Genzyme Common Stock for $74.00 per share in cash. When Genzyme Common Stock was tendered, the proceeds were put into the Genzyme Corporation 401(k) Plan according to investment elections on file for each participant. In addition to a cash payment from the sale of Genzyme Common Stock to the Company, each Genzyme shareholder received one CVR for each share they owned.

Each CVR represents the right for its holder to receive defined cash payments upon the achievement of specified milestones related to certain Genzyme products.  Therefore, the value of each CVR is based on the present value of cash flows generated by the expected probability that the specified product milestones will be met.  If all milestones are met, a holder of the CVR will receive an aggregate total of $14 in cash for each CVR spread out over the life of the CVR. There is no assurance that any payments will be made on the CVR.

The fair value of the CVR is derived from prevailing market prices for the security on the NASDAQ and is classified as a Level 1 investment within the fair value hierarchy.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

The classification of the fair value measurements of the Plan investments at December 31, 2016 and 2015 are as follows:

	2016
	Level 1	Level 2	Level 3	Total
Common stock:
Contingent Value Rights	$89,927	$—	$—	$89,927
Total assets at fair value	$89,927	$—	$—	$89,927

	2015
	Level 1	Level 2	Level 3	Total
Common stock:
Contingent Value Rights	$29,460	$—	$—	$29,460
Total assets at fair value	$29,460	$—	$—	$29,460

During 2016 and 2015, the Plan’s investments (including investments bought and sold, as well as held during the year) outside the Master Trust appreciated (depreciated) by $65,410 and $(188,570), respectively.

5.              Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2013.

6.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2016 and 2015

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-US ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions. The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2016, the Master Trust made purchases of approximately $9,510,876, sales of approximately $11,210,539, realized gains of $1,013,385 and dividend income of $3,356,696 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund. The total shares and market value of the fund held by the Master Trust at December 31, 2016 were 5,924,056 and $98,505,387, respectively. During the year ended December 31, 2015, the Master Trust made purchases of approximately $20,505,995, sales of approximately $11,427,932, and realized gains of $4,537,911 and dividend income of $3,108,904 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund.  The total shares and market value of the fund held by the Master Trust at December 31, 2015 were 6,277,964 and $106,645,039, respectively.

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments, see Note 1.

Certain investments are shares of CVRs from former the Genzyme Corporation 401(k) Plan as a result of the merger into the Plan.  These transactions also qualify as party-in-interest transactions.

Loans to participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

8.              Subsequent Events

Plan management has evaluated all subsequent events through June 27, 2017, the date the financial statements were issued.

During February 2017, in connection with an exchange of business operating divisions between Sanofi and Boehringer Ingelheim, the account balances, including participant loans, of approximately 500 participants, totaling $67,639,013, were transferred out of the Plan to Conduent Inc., the recordkeeper for the Boehringer Ingelheim USA Corporation & Its Affiliates Retirement Savings Plan.

SUPPLEMENTAL SCHEDULE

Sanofi U.S. Group Savings Plan

PLAN EIN:                                                       36-4406953

PLAN NUMBER:                     005

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR

*	Sanofi U.S. Group Savings Master Trust	Master Trust	**	$5,337,778,669

*	Sanofi Contingent Value Rights	Common stock	**	89,927

*	Participant Loans	Interest Rates 3.25% - 10.50%	-0-	62,467,672

*                                         Indicates party-in-interest to the Plan

**                                  Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi U.S. Group Savings Plan

By:	/s/ Richard M. Johnson
Richard M. Johnson, for the
Retirement Plan Administrative
Committee, Plan Administrator

Date: June 27, 2017

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1